June 18, 2009
Mr. Scott Hodgdon
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: GHL Acquisition Corp.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008,
filed March 27, 2009
File No. 1-33963
and
Quarterly Report on Form 10-Q for Quarterly Period Ended March 31, 2009
Filed May 14, 2009
File No. 1-33963
Dear Mr. Hodgdon:
     On behalf of GHL Acquisition Corp. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated June 11, 2009, related to the above-referenced filings (the “Form 10-K” and the “Form 10-Q”). In response to the comments in the Staff’s letter, the Company has amended its Form 10-K and Form 10-Q and the Company is filing via EDGAR its Form 10-K/A (“Form 10-K/A”) and Form 10-Q/A (“Form 10-Q/A”) together with this response letter.
     We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Item 15. Exhibits
Exhibits 31.1 and 31.2
Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 6. Exhibits
Exhibits 31.1 and 31.2
1.	We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to “internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))” immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” In addition, please conform your certifications throughout to conform with the language in Item 601(31)(i) of Regulation S-K.

Please file an amendment to each of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Response: We have revised Exhibits 31.1 and 31.2 to the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q to conform the disclosures in the certifications with the language in Item 601(31)(i) of Regulation S-K. Please refer to our amended Form 10-K, which we are filing via EDGAR Form 10-K/A, as well as our amended Form 10-Q, which we are filing via EDGAR Form 10-Q/A, together with this response letter.
Form 10-Q for the Quarterly Period Ended March 31, 2009
Cover Page
2.	In future filings, do not check the box on the cover page relating to Interactive Data File compliance until you are required to submit such files. For further guidance, please refer to Question 105.04 in our Exchange Act Form Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm

Response: We will revise future filings to address the Staff’s comment.
     In connection with our response to the Staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1561. Alternatively, should you have any questions about accounting matters, please do not hesitate to call Harold J. Rodriguez, Jr., our Chief Financial Officer, at (212) 389-1516.
Sincerely,
/s/ Jodi Ganz
Secretary

cc:	Scott L. Bok, Chief Executive Officer Harold J. Rodriguez, Chief Financial Officer Leonard Kreynin, Davis Polk & Wardwell